Exhibit 99.1

DBV TECHNOLOGIES

Limited company with share capital of €2,466,883.80

Registered office: 177-181 avenue Pierre Brossolette – 92120 Montrouge.

Nanterre Trade and Companies Register (RCS) 441 772 522.

NOTICE OF MEETING

The shareholders of the Company are hereby invited to attend the Combined Ordinary and Extraordinary General Meeting of Shareholders to be held at 8:30 a.m. on June 15, 2017 at the registered office:

177-181 Avenue Pierre-Brossolette – 92120 Montrouge, France, to deliberate the following agenda:

Ordinary Resolutions:

1.	Approval of the financial statements for the year ended December 31, 2016;

2.	Approval of the consolidated financial statements for the year ended December 31, 2016;

3.	Allocation of income for the year;

4.	Special report by the Statutory Auditors on related-party agreements and commitments and approval of these agreements;

5.	Renewal of Deloitte & associés as Statutory Auditor;

6.	Non-renewal and non-replaced of the BEAS firm as alternate auditor;

7.	Appointment of Ms. Julie O’Neill as Director in addition to the current Board members;

8.	Amount of the directors’ fees allocated to Board members;

9.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to Pierre-Henri Benhamou, Chairman and Chief Executive Officer;

10.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to David Schilansky, Executive Vice President (Chief Operating Officer);

11.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to Laurent Martin, Executive Vice President;

12.	Authority to be given to the Board of Directors to buy back its own shares pursuant to Article L. 225-209 of the Commercial Code, the duration of the authorization, purpose, conditions, ceiling, and suspension in a public offering period.

Extraordinary Resolutions:

13.	Authorization to be granted to the Board of Directors to cancel the shares bought back by the company in the context of the mechanism stipulated by Article L. 225-209 of the Commercial Code, length of the authorization, cap, and suspension in a public offering period;

14.	Authorization given to the Board of Directors to grant stock subscription and/or purchase options to members of salaried employees and/or certain corporate officers of the company or affiliated companies, shareholder waiver of their preemptive rights, duration of the authorization, maximum amount, exercise price, maximum term of the option;

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15.	Authorization to the Board of Directors to allocate free existing and/or future shares to salaried employees and/or certain corporate officers of the company or affiliated companies, shareholder waiver of their preemptive rights, duration of the authorization, maximum amount, duration of vesting periods, specifically in case of disability and holding periods, if any;

16.	Delegation of powers to be granted to the Board of Directors to issue stock warrants (BSA), warrants for the subscription and/or purchase of new and/or existing shares (BSAANE), and/or warrants for subscription and/or acquisition of new and/or existing redeemable shares (BSAAR) eliminating preemptive rights, reserved for a category of persons, maximum par value of the capital increase, duration of the delegation, exercise price, suspension during a public offering period;

17.	Delegation of powers to be granted to the Board of Directors to increase capital through the issue of shares of commons stock and/or securities giving rights to equity, without preemptive subscription right, in favor of the members of a company savings plan, pursuant to Articles L. 3332-18 et seq. of the Labor Code, duration of the delegation, maximum nominal amount of the capital increase, issue price, possibility of allotting free shares pursuant to Article L. 3332- 21 of the Labor Code, suspension during a public offering period;

18.	Amendment to Article 36 of the bylaws;

19.	Powers to complete formalities.

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Terms and Conditions of Participation

The Shareholders’ Meeting is open to all shareholders regardless of the number of shares they hold.

The only shareholders who may participate in the Shareholders’ Meeting are those who can demonstrate that they hold a registered account of shares in their name or in the name of the intermediary registered for their account on the second business day preceding the Shareholders’ Meeting, in this case on June 13, 2017, at midnight Paris time:

-	either in the registered share accounts kept by the company,
-	or in the bearer share accounts kept by the authorized intermediate.

For registered shareholders, simply registering in a share account according to the terms set out above allows them to participate in the Shareholders’ Meeting.

For bearer shareholders, the registration of the shares in the bearer share accounts is established by a shareholding certificate issued by the bookkeeper. To participate in the Shareholders’ Meeting, this shareholding certificate must be sent by the bookkeeper to Société Générale—Shareholders’ Meeting Department—32, rue du Champ de Tir—CS30812—44 308 Nantes Cedex 3 in order to obtain an admission card. Alternatively, the certification may be presented on the day of the Shareholders’ Meeting by shareholders who have not received their admission card.

Shareholders who are unable to personally attend the Shareholders’ Meeting may choose one of the following options:

a) Grant proxy to the person of their choice under the terms set out in Article L. 225-106 of the French Commercial Code;

b) Send a form of proxy to the company without indicating a proxy;

c) Vote by mail.

From the twenty-first day preceding the Shareholders’ Meeting, the single form for voting by mail or by proxy is available online on the Company’s website (www.dbv-technologies.com).

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Bearer shareholders may send a written request to Société Générale to send them this form. Any requests received will be granted no later than six days before the Shareholders’ Meeting.

This form must be returned along with the bearer shareholder’s shareholding certificate. The postal vote form must be received by Société Générale’s Shareholders’ Meeting Department by June 11, 2017.

Shareholders who designate a proxy may provide notification of this delegation by e-mailing a signed, scanned copy of the form along with a photocopy of both sides of their ID card and, if applicable, of their shareholding certificate, to investors@dbv-technologies.com, or by faxing these documents to +33 (0)1.43.26.10.83. A proxy that is granted may also be revoked by the same procedures

Shareholders who requested that items or draft resolutions be included on the agenda must send to the Company, marked for the attention of Legal Department, a new certificate of ownership for the same accounts, by midnight, Paris time, of the second business day preceding Shareholders’ Meeting.

The preparatory documents for the Shareholders’ Meeting specified in Article R. 225-73-1 of the French Commercial Code are available online on the Company’s website (www.dbv-technologies.com) for the twenty-one days preceding the Meeting.

Note that the full text of the documents to be presented at the Meeting in accordance with, in particular, Articles L. 225-115 and R. 225-83 of the French Commercial Code are available at the Company’s registered office as well as online on the Company’s website (www.dbv-technologies.com).

In accordance with Article R. 225-84 of the French Commercial Code, any shareholder may submit, to the Chairman of the Company’s Board of Directors, questions in writing until the fourth business day preceding the date of the Shareholders’ Meeting, in this case until June 9, 2017. Such written questions must be sent either by registered mail including a receipt confirmation form, addressed to the registered office, or electronically to the following address: investors@dbv-technologies.com or by fax to +33 (0)1.43.26.10.83. They must be accompanied by a certificate of account registration.

The Board of Directors

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